SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240-d-2(a)

NCI, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.019 per share

(Title of Class of Securities)

62886K 10 4

(CUSIP Number)

Charles K. Narang 11730 Plaza America Drive Reston, Virginia 20190 (703) 707-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62886K 10 4	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Chander (Charles) K. Narang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,700,000 Class B common stock convertible at option of holder into Class A common stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 378,946 Class A common stock and 4,700,000 Class B common stock convertible at option of holder into Class A common stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,078,946
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 37.4%
14.	TYPE OF REPORTING PERSON IN

(*)	This number assumes that all of the shares of Class B common stock beneficially owned by the Reporting Person are converted into shares of Class A common stock on a one-for-one basis. Without giving affect to such conversion, the Reporting Person beneficially owns 100% of the Class B common stock (based on 4,700,000 shares of Class B common stock outstanding as of December 6, 2011) and less than 5% of the Class A common stock (based on 8,885,395 shares of Class A common stock outstanding as of December 6, 2011).

CUSIP No. 62886K 10 4	13D	Page 3 of 5 Pages

Introductory Note

This Amendment No. 2 to Schedule 13D further amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Person with respect to NCI, Inc., a Delaware corporation (the “Company”), on October 31, 2005, and as amended and supplemented by Amendment No. 1 to Schedule 13D filed on December 19, 2007.

Item 1.	Security and Issuer.

This statement on Schedule 13D, as amended from time to time (the “Schedule 13D”), is being filed with respect to the Class A common stock, par value $0.019 per share, of the Company, whose principal executive offices are located at 11730 Plaza America Drive, Reston, Virginia 20190.

This statement also relates to the Class B common stock of the Company, which is convertible at the option of the holder into Class A common stock. The Class B common stock has the same rights and preferences as the Class A common stock, except that each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes and is freely convertible into one share of Class A common stock.

Item 2.	Identity and Background.

(a) This statement is filed by Chander (Charles) K. Narang.

(b) The business address for Mr. Narang is 11730 Plaza America Drive, Reston, Virginia 20190.

(c) Mr. Narang is the founder, Chairman and CEO of the Company. The principal business of the Company is providing information technology services and solutions to U.S. federal government agencies. The Company’s address is 11730 Plaza America Drive, Reston, Virginia 20190.

(d) During the last five years, Mr. Narang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Narang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

(f) Mr. Narang is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source and amount of funds or other consideration used to consummate the transaction reported herein is described in Item 5.

Item 4.	Purpose of Transaction.

The transaction described in Item 5 was undertaken for estate planning purposes.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Narang beneficially owns 4,700,000 shares of Class B Common Stock through the Chander K. Narang Revocable Trust u/t/a dated 6/30/99 and 378,946 shares of Class A common stock through the Shashi K. Narang 2004 GRAT under Trust Agreement dated December 29, 2004 and the Chander K. Narang 2004 GRAT under Trust Agreement dated December 29, 2004.

The shares of the Company’s Class B common stock are convertible into shares of the Company’s Class A common stock on a one-for-one basis within 60 days. If all of the shares of Class B common stock were

CUSIP No. 62886K 10 4	13D	Page 4 of 5 Pages

converted, Mr. Narang would beneficially own 5,078,946, or 37.4%, of the then outstanding shares of the Company’s Class A common stock. Currently, without giving affect to such conversion, Mr. Narang beneficially owns 100% of the outstanding Class B common stock and less than 5% of the outstanding Class A common stock.

(b) Mr. Narang has neither sole voting power nor sole investment power over any of the shares beneficially owned. Mr. Narang has shared voting and shared investment power over the 4,700,000 shares of Class B common stock, and has shared investment power, but no voting power, with respect to the 378,946 shares of Class A common stock.

(c) On November 22, 2011, the Chander K. Narang Revocable Trust u/t/a dated 6/30/99 transferred 500,000 shares of Class B common stock to Narang Holdings II, LLC in exchange for 100% of the limited liability company interests in Narang Holdings II, LLC. Narang Holdings II, LLC is managed by Dinesh Bhugra, who is not controlled by Mr. Narang. Immediately upon such transfer, pursuant to the Amended and Restated Certificate of Incorporation of the Company, the 500,000 shares of Class B common stock automatically converted into 500,000 shares of Class A common stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contract, Arrangement, Understanding or Relationship with Respect to Securities of the Company.

To the knowledge of Mr. Narang, on the date hereof, except to the extent set forth herein or in the Exhibits filed herewith, Mr. Narang has no other contracts, arrangement, understandings or relationship (legal or otherwise) with any person with respect to the securities of the Company, including but not limited to, transfer of any such securities, finders fees, joint ventures, loan or other option arrangements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2011	/s/ Charles K. Narang
Charles K. Narang